Exhibit 99.1

QIWI Announces Changes to The Board of Directors

NICOSIA, CYPRUS – March 6, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that Tatiana Zharkova has resigned from the Company’s Board of Directors, effective from 3 March, 2023.

Ms. Tatiana Zharkova has served as our non-executive director since August 2020 and a member of the Compensation Committee and the Strategy and Sustainable Development Committee. The position will remain vacant for the time being. New appointment will be announced in due course.

Mr. Sergey Solonin, the Chairman of the Board of Directors, commented: “Tatiana considerably enhanced the Company’s development. On behalf of the Board of Directors I would like to express our appreciation to Tatiana for her valuable counsel and services throughout these years.”

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other startups.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com